(313) 465-7000 Fax: (313) 465-8000 www.honigman.com

September 19, 2014

Via EDGAR and Overnight Courier

U.S. Securities and Exchange Commissions

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention:        Larry Spirgel

Celeste M. Murphy

Paul Fischer

Re:	WideOpenWest Finance, LLC Form 10-K for the Year Ended December 31, 2013 Filed March 17, 2014 File No. 333-187850

Ladies and Gentlemen:

On behalf of our client, WideOpenWest Finance, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 9, 2014, relating to the above referenced Form 10-K filed on March 17, 2014 (the “10-K”).  For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the 10-K filed on March 17, 2014), all page references herein correspond to the 10-K.

Elements of Executive Compensation, page 61

1.              We note that the company pegged bonus awards under the 2013 MBP to EBITDA.  In future filings, please disclose the EBITDA target for the year being discussed.  Refer to Instruction 4 to Item 402(b) of Regulation S-K.  Likewise, please explain in your Management’s Discussion and Analysis how the company calculates EBITDA.  Please refer to Item 10(e) of Regulation S-K.

The Company advises the Staff that it uses Adjusted EBITDA, which it calculates as follows: Adjusted EBITDA is defined by WOW! as net income (loss) before net interest expense, income taxes, depreciation and amortization (including impairments), gains (losses) realized and unrealized on derivative instruments, management fees to related party, the write-up or write-off of any asset, debt modification expenses, loss on extinguishment of debt, integration and restructuring expenses

2290 First National Building • 660 Woodward Avenue • Detroit, Michigan 48226-3506

Detroit • Lansing • Bloomfield Hills • Ann Arbor • Kalamazoo

and all non-cash charges and expenses (including equity based compensation expense) and certain other income and expenses, as further defined in our credit facilities.  The Company further advises the Staff that in future 10-K filings, the Company will disclose the Adjusted EBITDA target for the year being discussed and explain in its Management’s Discussion and Analysis how the Company calculates Adjusted EBITDA in a manner similar to the foregoing.

Additionally, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please direct any questions regarding the Company’s responses or the 10-K to me at (313) 465-7446 or jkuras@honigman.com.

Sincerely,

/s/ Jeffrey Kuras

Jeffrey Kuras
Honigman Miller Schwartz and Cohn LLP

cc:  Craig Martin, WideOpenWest Finance, LLC